MEMORANDUM
TO:	Sonny Oh U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	February 19, 2015
SUBJECT:
Response to Comments to the initial registration statement (the “Registration Statement”) filed on Form N-14 on January 16, 2015 relating to the merger of the Curian/Baring International Fixed Income Fund, a series of the Curian Variable Series Trust, into the JNL/Franklin Templeton Global Multisector Bond Fund, a series of the JNL Series Trust (“Registrant”)
File No: 333-201568

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments to the Registration Statement received via telephone on February 11, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on January 16, 2015 to this Registration Statement.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14.

b.	Please update all references throughout the document of “Information Statement” and change them to “Proxy Statement” so as not to cause confusion to shareholders.

RESPONSE:The Registrant has updated, in all places where appropriate, the references to “Information Statement” and changed them to “Contract Owner Voting Instructions.”

c.	Consider deleting the “Information Statement” section entirely, since there is overlap of information already provided elsewhere.

RESPONSE:The Registrant deems this section to provide helpful information to Contract Owners and respectfully declines this request.  However, the Registrant has updated, in all places where appropriate, the references to “Information Statement” and changed them to “Contract Owner Voting Instructions.”

d.	In the last paragraph of the President’s letter, please clarify that if a contract holder votes his or her shares in person, they will be revoking any previous vote that they may have submitted.

RESPONSE: The Registrant has made the requested change, as follows:

You are cordially invited to attend the Meeting.  Since it is important that your vote be represented whether or not you are able to attend, you are urged to consider these matters and to exercise your voting instructions by completing, dating, signing, and returning the enclosed voting instruction card in the accompanying return envelope at your earliest convenience or by relaying your voting instructions via telephone or the Internet by following the enclosed instructions.  Of course, we hope that you will be able to attend the Meeting, and if you wish, you may vote your shares in person, even though you may have already returned a voting instruction card or submitted your voting instructions via telephone or the Internet.  At any time prior to the Meeting, you may revoke your voting instructions by providing the Insurance Company with a properly executed written revocation of such voting instructions, properly executing later-dated voting instructions by a voting instruction card, telephone or the Internet, or appearing and voting in person at the Meeting.  Please respond promptly in order to save additional costs of proxy solicitation and in order to make sure you are represented.

e.
Please reconcile the disclosure on Page (ii), under “How an Insurance Company Will Vote,” which states in relevant part, “an Insurance Company will vote Shares attributable to Contracts for which the Insurance Company is the Contract Owner…” with the disclosure on Page 24, under “Contract Owner Voting Instructions,” which states in relevant part, “the Insurance Companies and their affiliates will vote their own shares and shares held by other regulated investment companies in the same proportion as voting instructions timely given by Contract Owners.”

RESPONSE: The Registrant has deleted the following sentence: “An Insurance Company will vote Shares attributable to Contracts for which the Insurance Company is the Contract Owner ‘FOR’ the Proposal.”

f.	Please confirm that the voting protocol for this N-14 complies with any mixed and shared funding order that the Registrant has in place.

RESPONSE: Registrant is not operating pursuant to a mixed and shared funding order.

g.	On Page (ii) of the Proxy Statement section relating to the SEC’s Public Reference Room:
a.	please consider removing all of the Regional Offices listed and conform the disclosure to the requirements under Item 1(b)(3) of Form N-1A.

b.	please update this section to reflect that proxy materials can also be obtained in accordance with Item 5(f) of Form N-14.

RESPONSE: The Registrant has made the requested changes, as follows:

The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, it must file certain reports and other information with the SEC.  You can copy and review proxy material, reports and other information about the Trust at the SEC’s Public Reference Room in Washington, DC~~, and at certain of the following SEC Regional Offices:  New York Regional Office, Brookfield Place, 200 Vesey Street, Suite 400, New York, New York 10281; Miami Regional Office, 801 Brickell Avenue, Suite 1800, Miami, Florida 33131; Chicago Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604; Denver Regional Office, 1961 Stout Street, Suite 1700, Denver, Colorado 80294; Los Angeles Regional Office, 444 South Flower Street, Suite 900, Los Angeles, California 90071; Boston Regional Office, 33 Arch Street, 23rd Floor, Boston, MA  02110; Philadelphia Regional Office, One Penn Center, 1617 JFK Boulevard, Suite 520, Philadelphia, PA  19103; Atlanta Regional Office, 950 East Paces Ferry, N.E., Suite 900, Atlanta, GA  30326; Fort Worth Regional Office, Burnett Plaza, Suite 1900, 801 Cherry Street, Unit 18, Fort Worth, TX  76102; Salt Lake Regional Office, 351 S. West Temple Street, Suite 6100, Salt Lake City, UT  84101; San Francisco Regional Office, 44 Montgomery Street, Suite 2800, San Francisco, CA 94104~~.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.  Proxy material, r~~R~~eports and other information about the Trust are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  You may obtain copies of this information, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing ~~from~~ the SEC’s Public Reference Section~~Branch, Office of Consumer Affairs and Information Services~~, Washington, DC 20549-1520~~, at prescribed rates~~.

h.	On Page 1, in the first sentence after the bullet points, please clarify that we are including a comparison of the investment policies and “principal” strategies.

RESPONSE: The Registrant has updated the language, as follows:

A comparison of the investment objective(s), investment policies, principal strategies and principal risks of the Acquired Fund and the Acquiring Fund is included in “Comparison of Investment Objectives, Policies and Principal Strategies” and “Comparison of Principal Risk Factors” below.

i.	Under the “Summary” section and in all other places throughout the document, where applicable, please confirm the language that references “direct or indirect” holders of the Acquired Fund’s shares.

RESPONSE: The Registrant has updated the reference to “direct or indirect” holders to state as follows:

In considering whether to approve the proposal (“Proposal”), you should review the Proposal for the Acquired Fund in which you were ~~a direct or indirect holder~~ invested on the Record Date (as defined under “Voting Information”).

The Registrant also confirms that there are no other similar updates that need to be made throughout the document.

j.
On Page 2, under the fourth bullet point, please clarify whether the exemptive orders that Curian Capital and JNAM have received from the SEC allow for the replacement of both affiliated and unaffiliated sub-advisers without obtaining shareholder approval.

RESPONSE: The Registrant has updated the language, as follows:

Curian Capital, LLC (“Curian Capital”) currently serves as the investment adviser and administrator for the Baring Fund, while Jackson National Asset Management, LLC (“JNAM”) serves as the investment adviser and administrator for the Franklin Templeton Fund.  Curian Capital and JNAM have both received separate exemptive orders from the SEC that generally permits Curian Capital or JNAM, and CVST or JNLST’s Board of Trustees, respectively, to appoint, dismiss and replace an unaffiliated sub-adviser and to amend the advisory agreements between Curian Capital or JNAM, as the case may be, and an unaffiliated sub-adviser without obtaining shareholder approval.  However, any amendment to an advisory agreement between Curian Capital or JNAM, as the case may be, and CVST or JNLST, respectively, that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  Curian Capital has appointed one sub-adviser to manage the assets of the Baring Fund – Baring International Investment Limited.  JNAM also has appointed one sub-adviser to manage the assets of the Franklin Templeton Fund – Franklin Advisors Inc.  It is anticipated that Franklin Advisors Inc. will continue to advise the Franklin Templeton Fund after the Reorganization.  For a detailed description of JNAM and the Franklin Templeton Fund’s sub-adviser, please see “Additional Information about the Acquiring Fund - The Adviser” and “Additional Information about the Acquiring Fund - The Sub-Adviser” below.

k.
On Pages 3 and 4, under the section entitled, “Comparative Fee and Expense Tables,” please update all numbers in the tables under this section to reflect December 31, 2014 numbers as opposed to December 31, 2013.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2013 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant’s fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires “a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed” by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant “base the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year.”  For the purposes of Form N-1A, the presentation of “amounts incurred during the Fund’s most recent fiscal year” is linked to the fund’s financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that “the amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations.”  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund’s statement of operations.  Regulation S-X under the Securities Act of 1933 sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that “if the filing is made within 60 days after the end of the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year.”  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant’s filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2013.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2013 comply with the requirements of Form N-14 and Form N-1A.

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

l.
On Page 4, under the section entitled, “Comparative Fee and Expense Tables,” please update the portfolio turnover percentage to reflect a percentage as of December 31, 2014 as opposed to June 30, 2014.

RESPONSE: The Registrant respectfully declines this request.  Portfolio turnover rates as of December 31, 2014 are not yet available.  In addition, the Registrant believes that providing portfolio turnover rates for the Funds for the six-months ended June 30, 2014 provides investors with meaningful disclosure consistent with that presented in the Funds’ most recent shareholder reports.

m.
On Page 5, under “Comparison of Investment Adviser and Sub-Adviser,” please update the language that follows the asterisk to state that the investment adviser change is subject to approval of each Fund’s shareholders as opposed to stating that it is subject to approval of the Trust’s shareholders.

RESPONSE: The Registrant has updated the referenced language to reflect that the investment adviser change is subject to the approval of each Fund’s shareholders, as follows:

*Although it is being proposed that Jackson National Asset Management, LLC become investment adviser to the Funds, subject to approval of ~~the Trust~~ each Fund’s shareholders, with such change to become effective on April 27, 2015.

n.	On Page 9 for the Average Annual Total Returns chart, please provide a brief summary after the first paragraph stating how the Acquired Fund’s performance compares to that of the Acquiring Fund.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes the performance tables clearly and understandably set forth the Funds’ respective performance histories and that any summary of that information would be duplicative and would not be useful to Contract Owners.

o.	On Page 10 for the Average Annual Total Returns charts, please update the performance bar charts to reflect the same scale for ease of comparison.

RESPONSE: The Registrant has made the requested change.

p.
On Page 10 for the Average Annual Total Returns charts, please include the parenthetical required under Item 4(b)(2) of Form N-1A that states that the index “reflects no deduction for fees, expenses or taxes” in all places, where appropriate.

RESPONSE: The Registrant has added the parenthetical required under Item 4(b)(2) of Form N-1A for all indices included in the Average Annual Total Return charts, as appropriate.

q.	On Page 10 for the Average Annual Total Returns charts, if not using the same scale for the bar charts, please consider using other values for comparison purposes.

RESPONSE: The Registrant has updated the bar charts to reflect the same scale, see (o) above.

r.
On Pages 10 and 11, in the “Capitalization” section, if the Acquiring Fund is expected to incur any transaction costs in connection with the Reorganization, please include an estimate of the transaction costs as an adjustment in the table thereby reducing net assets of the combined fund.

RESPONSE: The Registrant has updated the language in Footnote (a) of the Capitalization table, as follows:

(a) The costs and expenses associated with the Reorganization relating to preparing, filing, printing and mailing of material, disclosure documents and related legal fees, including the legal fees incurred in connection with the analysis under the Code of the taxability of this transaction and the preparation of the tax opinion, and obtaining a consent of independent registered public accounting firm will be borne by JNAM.  Each~~The Baring~~ Fund will bear its proportionate share of the transaction expenses associated with the Reorganization.  Such expenses are estimated to be $10,026.  No sales or other charges will be imposed on Contract Owners in connection with the Reorganization.

The Registrant also confirms that the transaction expenses have been included as an adjustment in the Capitalization table.

s.	Please state supplementally which Fund will be the survivor for accounting purposes following the Reorganization.

RESPONSE: The Registrant confirms that the JNL/Franklin Templeton Global Multisector Bond Fund will be the survivor for accounting purposes following the Reorganization.

t.	On Pages 12 through 14, under “Board Considerations,” please include any Board considerations that were not in favor of the Reorganization.

RESPONSE: The Registrant refers the Commission Staff to the “Board Considerations” section, which discusses all the factors considered by the Board, including those that might be viewed as not supporting the Reorganization.

u.	On Page 15, under “Contingency Plan,” please consider rewording this section.

RESPONSE: The Registrant has made the requested change.  The disclosure now states:

If the Reorganization is not approved by shareholders, the Funds will continue to operate as they currently do and the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in the Funds.

v.	Please consider removing Appendix C, since there is no reference to the Appendix in the Registration Statement and the information is already included on Page 25.

RESPONSE: The Registrant has deleted Appendix C.

w.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

2.	Part C Comment

a.	Please file Powers of Attorney specific to this N-14.

RESPONSE: The Registrant has filed Powers of Attorney specific to this N-14 on February 13, 2015 pursuant to Rule 485(b).

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X.  Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2014, the information covers only the first six months of the fiscal year.  The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

February 19, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Sonny Oh

Re:	JNL Series Trust
File No: 333-201568

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

Susan S. Rhee
Vice President, Counsel & Secretary